Rule 424(b)(3)
Registration No. 333-121067

PRICING SUPPLEMENT NO. 109 dated May 17, 2006
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series H
Floating Rate Extendible Notes

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

The notes will mature on June 14, 2007 (the “Initial Maturity Date”), unless the maturity date of all or any portion of the principal amount of the notes is extended on any election date in accordance with the procedures described below. In no event will the maturity date of the notes be extended beyond June 14, 2011 (the “Final Maturity Date”).

During the notice period relating to each election date, you may elect to extend the maturity date of all or any portion of the principal amount of your notes so that the maturity date of your notes will be extended to the date occurring 366 calendar days from and including the 14th day of the next succeeding month. However, if that 366th calendar day is not a Business Day, the maturity date of your notes will be extended to the immediately preceding Business Day. The election dates with respect to the notes are set forth below under “Extension of Maturity.”

You may elect to extend the maturity date of all of your notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date is set forth below under “Extension of Maturity.”  Your notice of extension must be delivered through the normal clearing system channels described in more detail below no later than 12:00 noon (New York City time) on the last Business Day in the notice period relating to the applicable election date. Any notice of election to extend the maturity date of the notes or any portion thereof will be revocable until 12:00 noon (New York City time) on the last Business Day in the notice period relating to the applicable election date, at which time such notice will become irrevocable.

If, with respect to any election date, you do not make an election to extend the maturity date of all or any portion of the principal amount of your notes, the principal amount of the notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date, or any later date to which the maturity date of your notes has previously been extended. The principal amount of the notes for which such election is not exercised will be represented by a note issued on such election date. The note so issued will have the same terms as the notes, except that it will not be extendible, will have separate CUSIP and ISIN numbers and its maturity date will be the date that is 366 calendar days from and including such election date or, if such 366th calendar day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity date of all or any portion of the notes will be irrevocable and will be binding upon any subsequent holder of such notes.

The notes will be issued in registered global form and will remain on deposit with DTC as depository for the notes. Therefore, you must exercise the option to extend the maturity date of your notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity date of all or a portion of your notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the notes to notify DTC of your election to extend the maturity date of your notes in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election, or any notice of revocation of a previous election, from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the election date is not a Business Day, notice of your election to extend the maturity date of your notes, or to revoke your election, must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the election date.

CUSIP:

524908RS1. In the event that you do not elect to extend the maturity date of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new CUSIP number, as described above.

ISIN:

US524908RS19. In the event that you do not elect to extend the maturity date of all or any portion of your notes, the principal amount of the notes for which you do not exercise such election will be assigned a new ISIN number, as described above.

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars
Principal Amount:	$500,000,000

	Total	Per Note
Issue Price:	$500,000,000	100.00%
Agents’ Commission:	$1,000,000	0.20%
Proceeds to Lehman Brothers Holdings:	$499,000,000	99.80%

We may, without the consent of the holders of notes, issue additional notes similar to these notes in all respects except for the Issue Price, the Issue Date and the first Interest Payment Date and election date.

Agents:	Lehman Brothers
Mitsubishi UFJ Securities
Santander Investment

Agents’ Capacity:	☒ As principal ☐ As agent

☒                      The notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐                        The notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	May 17, 2006

Issue Date:	May 24, 2006

Initial Maturity Date:	June 14, 2007

Final Maturity Date:	June 14, 2011

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐	Fixed Rate Note

Interest Rate per Annum:

☒	Floating Rate Note	☐	CD Rate
		☐	Commercial Paper Rate
		☐	Federal Funds (Effective) Rate
		☐	Federal Funds (Open) Rate
		☒	LIBOR Telerate
		☐	LIBOR Reuters
		☐	EURIBOR
		☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
		☐	Prime Rate

☐	Eleventh District Cost of Funds Rate
☐	Other:

Index Maturity:	1 Month

Spread:

For Interest Reset Dates Occurring	Spread
From and including May 24, 2006 to and including May 14, 2007	Minus 0.01%

From and including June 14, 2007 to and including May 14, 2008	0.00%

From and including June 14, 2008 to and including May 14, 2009	Plus 0.01%

From and including June 14, 2009 to and including May 14, 2010	Plus 0.02%

From and including June 14, 2010 to and including May 14, 2011	Plus 0.03%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	Not applicable

Interest Payment Dates:

Monthly, on the 14th, commencing on June 14, 2006; provided that if such day is not a Business Day, then such day will be the following Business Day unless (a) such day falls in the following month or (b) such day is also a maturity date, in which case it will be the preceding Business Day; provided, further that the final Interest Payment Date for any notes shall be the applicable maturity date

Interest Determination Dates:	Two London business days prior to the relevant Interest Reset Date

Interest Reset Dates:	The Issue Date, in the case of the first Interest Period, and each Interest Payment Date thereafter

Adjusted:	☒ Yes ☐ No

Extension of Maturity:

The election dates shall be the 14th calendar day of each month from and including June 14, 2006 to and including May 14, 2010, whether or not such day is a Business Day. The notice period for each election date will begin on the 5th Business Day prior to the election date and end at

12:00 noon (New York City time) on the election date; provided that if the election date is not a Business Day, the notice period will be extended to 12:00 noon (New York City time) on the following Business Day.

Calculation Agent:	Citibank, N.A.

Optional Redemption:

The notes may be redeemed on June 14, 2010 (or if such date is not a Business Day, on the next succeeding Business Day) at the option of Lehman Brothers Holdings Inc. in whole or in part at a price equal to 100% of the principal amount being redeemed

Business Day:	New York and London

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐ Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Extension of Maturity

Although there is no authority directly on point, Lehman Brothers Holdings Inc. intends to treat the notes as having a term ending on the Final Maturity Date for tax purposes because of a holder’s right to extend the term to such date. Under such treatment, a holder’s election to extend the maturity of the principal amount of the notes in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes. Also, even though the spread increases during the term of the notes, the amount of the increase is de minimis and, therefore, the notes will not constitute OID notes.

By purchasing the notes, investors agree to report the United States federal income tax consequences of their ownership of the notes consistently with the foregoing treatment.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the treatment of the notes described above. If the IRS were successful in asserting that the term of the notes ends on the Initial Maturity Date, an election to extend the maturity of the principal amount of the notes could constitute a taxable event for United States federal income tax purposes, and you would be required to recognize any gain, but not loss, inherent in the notes at such time upon the exercise of such election. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the notes.

Supplemental Information Concerning the Plan of Distribution

Lehman Brothers Holdings Inc. has agreed to sell to the other agents set forth below (collectively, the “Agents”), and each of the Agents has agreed severally to purchase, the principal amounts of notes set forth opposite its name below:

Agents	Principal Amount of the notes
Lehman Brothers Inc.	$490,000,000
Mitsubishi UFJ Securities International PLC	5,000,000
Santander Investment Securities Inc.	5,000,000
Total	$500,000,000

The Agents are committed to take and pay for all of the notes, if any are taken. The Agents propose to offer the notes initially at a public offering price equal to the Issue Price set forth above and may offer the notes to certain dealers at such price less a concession not in excess of 0.10% of the principal amount of the notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.05% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings Inc. has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus. Lehman Brothers Holdings will pay certain expenses, expected to be approximately $75,000, associated with the offer and sale of the notes.

The notes are a new issue of securities with no established trading market. Lehman Brothers Holdings Inc. has been advised by the Agents that they may make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

Lehman Brothers Holdings Inc. or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State:

(a)  in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State  or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c)  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)  at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each Agent has represented and agreed that:

(a)           in relation to any notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(b)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Each Agent has agreed that it, to the best of its knowledge after due inquiry, will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system. Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.